SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMPUDYNE CORPORATION

(Name of subject company (Issuer))

GORES PATRIOT HOLDINGS, INC.

PATRIOT ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.75 par value per share	204795306
(Title of classes of securities)	(CUSIP number of common stock)

Ian Weingarten

Managing Director

Gores Group, LLC

10877 Wilshire Boulevard

18th Floor

Los Angeles, CA 90024

(310) 209-3010

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

J.Q. Newton Davis, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110-1726

(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Additional Information and Where to Find it.

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Gores Patriot Holdings, Inc., an affiliate of The Gores Group, LLC (“Purchaser”), and Patriot Acquisition Corp., a wholly-owned subsidiary of Purchaser (“Merger Sub”), for all of the outstanding common shares of CompuDyne Corporation (“CompuDyne”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of August 6, 2007, by and among CompuDyne, Purchaser and Merger Sub.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of CompuDyne. The solicitation and the offer to buy shares of CompuDyne common stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Purchaser, an affiliate of The Gores Group, LLC, and Merger Sub, a wholly-owned subsidiary of Purchaser, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CompuDyne intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Purchaser, its wholly owned subsidiary, and CompuDyne intend to mail these documents to the stockholders of CompuDyne. These documents will contain important information about the tender offer and stockholders of CompuDyne are urged to read them carefully when they become available. Investors and stockholders of CompuDyne will be able to obtain a free copy of these documents (when they become available) and other documents filed by CompuDyne or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to MacKenzie Partners Inc., attention Bob Marese, at (212) 929-5500. In addition, investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from CompuDyne by directing requests to CompuDyne at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401.

Item 12 Exhibits

Exhibit
99.1	Text of Joint Press Release issued on August 7, 2007